

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-mail
Mr. Nicholas C. Fanandakis
Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

> **Re: E. I. du Pont de Nemours and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 5, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2015**
> **File No. 1-815**

Dear Mr. Fanandakis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.   You stated in your letter to us dated April 13, 2012 that your non-U.S. subsidiaries made sales into Sudan and Syria. You also state on pages 2, 6 and elsewhere that you have operations in Latin America, references to which can be understood to include Cuba. Additionally, we are aware of publicly-available information that you have an agreement licensing your Teflon® brand to National Paints Factories Co. Ltd., a company with sales in Sudan and Syria. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K specific contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any products, technology or

services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Item 1A. Risk Factors, page 2

3. In future filings please include:
   - a discussion of the risks that you face as a result of your extensive international operations;
   - a discussion of your resulting exposure to currency fluctuations; and
   - a more thorough discussion of your current and potential environmental liabilities, and the risks that you face as a result of environmental laws and regulations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

General

4. We note that effective December 31, 2014, in order to better align to the transforming company's organization and resulting cost structure, certain costs were reclassified from other operating charges to selling, general and administrative expenses. Please disclose the types of expenses that you include in your cost of goods sold, other operating charges and selling, general and administrative expenses line items. In addition, while we note you identify and quantify the components of your line item, other income, net, in Note 4 to your financial statements, please consider providing this information in your Management's Discussion and Analysis.

Corporate Outlook, page 6

5. In future filings please provide a fulsome description of the trends and uncertainties that management believes may impact the results of operations and liquidity of your company as a whole in future periods. For example, it is unclear why your outlook does not reflect the planned separation of Performance Chemicals or the related one-time dividend of $4 billion and share buyback that you discuss in your earnings call for the fourth quarter of 2014. Please refer to Item 303(a)(3)(ii) and Item 303(a)(2)(ii) of Regulation S-K.

Performance Materials and Safety & Protection, pages 6-7

6. In your segment reviews of Performance Materials and Safety & Protection, you explain that fluctuations between periods for segment sales or segment PTOI was due to the impact of portfolio changes. In future filings, to the extent that portfolio change(s) were a significant component of the overall fluctuation between periods, please expand your disclosures to specifically describe the nature of the portfolio change(s) that impacted the segment.

Consolidated Financial Statements, page 17

Note 1. Summary of Significant Accounting Policies, page 19
Basis of Presentation, page 19

7. With reference to ASC 205-20-45-1, please tell us why your expected sale of your Neoprene polycloroprene business is not reflected as held for sale and discontinued operations. In this regard, we note, as discussed on page 2, that you entered into a definitive agreement in December 2014 and the sale is expected to close in the first half of 2015 pending receipt of customary regulatory approvals. See also ASC 360-10-45-9.

Foreign Currency Translation, page 19
Venezuelan Foreign Currency, page 19

8. Based on its evaluation of the restrictions and limitations affecting the availability of specific exchange rate mechanisms, management has concluded that the SICAD 2 auction process would be the most likely mechanism available. As a result, effective June 30, 2014, the company changed from the official exchange rate to the SICAD 2 exchange rate of 49.98. The company expects it will continue to use the SICAD 2 exchange rate to remeasure its Venezuelan BsF denominated revenues, expenses and net monetary assets unless facts and circumstances change. In light the February 2015 Venezuelan government announcement of changes in its foreign exchange regime, please expand your disclosures herein and elsewhere in your filing as necessary to address the restrictions and limitations affecting the availability of specific exchange rate

mechanisms. In addition, please tell us what consideration you have given to providing the below additional disclosures:

- A discussion of your operations in Venezuela, including the nature and extent of business activities in that country and quantitative information, including disaggregated financial information such as summarized balance sheet, income statement and cash flow data or net assets; and

- A discussion of the potential impact to your financial statements if (i) you are required to remeasure the financial statements of your Venezuelan subsidiaries at a rate less favorable than the SICAD 2 rate and (ii) if your Venezuelan subsidiaries are unable to obtain sufficient U.S. dollars from CENOCOEX or the SICAD market to fund its requirement for imported goods and instead needs to access the SIMADI market.

Note 2. Divestitures and Other Transactions, page 19
Glass Laminating Solutions/Vinyls, page 19

9.   With reference to ASC 205-20-45-1, tell us and expand your disclosures to clarify why the June 2014 sale of Glass Laminating Solitons/Vinyls did not meet the criteria for discontinued operations presentation. Also, please address this comment as it relates to the sale of your copper fungicides and land management businesses.

Note 5. Provision for Income Taxes, page 21

10.   We note that the reconciling item, "Exchange gains/losses" had a material impact in the determination of your effective income tax rate in 2014. We further note that this reconciling item principally reflects the impact of foreign exchange losses on net monetary assets for which no corresponding tax benefit is realized. With reference to information presented in Notes 4 and 19, including the fact that (i) the $607 million foreign currency derivative gain (loss) recognized in other income, net, was partially offset by the related $472 million loss on the foreign currency-denominated assets and liabilities of the company's operations and (ii) the objective of your use of foreign currency exchange contracts is to maintain an approximately balanced position in foreign currency in order to minimize, on an after-tax basis, the effects of exchange rates on net monetary asset positions, please provide us with detailed information to explain how you determined the apparent $369 million tax impact related to exchange gains/losses. Given the apparent significant impact this item had on your income taxes and results of operations please expand your disclosure herein or in Management's Discussion and Analysis to better explain the income tax expense variances caused by this item from period to period.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 39
2014 STIP Performance and Payout Factors, page 55

11.   We note that your STIP program for 2014 was based on pre-established company goals.
        Item 402(b) of Regulation S-K requires that you disclose all previously established goals
        and discuss how the incentive compensation actually awarded reflects those goals. While
        your disclosure reflects the payout factors for the components of your STIP, it is unclear
        what targets you had for your various metrics and what levels of performance were
        achieved. In future filings please clearly disclose your performance targets and what
        levels of performance you actually achieved.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please
contact Leland Benton at (202) 551- 3791 or Pamela Long at (202) 551-3765 with any other
questions.

                                                    Sincerely,

                                                    /s/ John Cash

                                                    John Cash
                                                    Accounting Branch Chief

cc: Barry J. Niziolek
        Calissa W. Brown, Esq.